 As filed with the Securities and Exchange Commission on May 10, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

May 10, 2006

TELE2’S CEO REITERATES THE COMPANY’S GUIDANCE FOR 2006 AT TODAY’S AGM

Stockholm - Tele2 AB (publ) today at its 2006 Annual General Meeting provides clarification on its previously stated guidance for 2006.

In its published Q4 2005 results Tele2 stated that it would grow revenues in excess of those of 2005, meaning that revenues for 2006 would grow at least 16%.

Tele2 sees great opportunities to capture market share in the fast growing broadband and mobile markets. Consequently, there has been a shift in marketing emphasis towards broadband and mobile in 2006. At the time of the Q4 2005 results, Tele2 indicated that its earnings (EBITDA) in 2006 would be impacted by this shift. To assist the investment community, Tele2 gave the level of underlying EBITDA in Q4 2005 as a guide on which to estimate 2006 EBITDA – assuming that similar levels of marketing and capex to those in Q4 2005 were maintained. The absolute level of EBITDA for 2006 is of-course dependent on the mix of customer intake between fixed telephony, broadband and mobile.

Tele2 now further clarifies its guidance for 2006:

In order to maximize Tele2’s efforts in the fast growing markets of broadband and mobile, capex for 2006, as previously indicated, will be in the range of SEK 5.5 to 6.0 billion. The level of EBITDA we expect to reach in 2006, assuming a revenue growth rate at at least last year’s level, will be in the range of SEK 5.5 to 6.0 billion. The marketing spend will be seasonally higher in Q2 and Q4 2006. Tele2 reiterates that it expects significantly higher EBITDA in 2007, assuming a return to a normal growth rate.

CONTACTS

Lars-Johan Jarnheimer	Telephone: + 46 8 5626 4000
President and CEO, Tele2 AB

Håkan Zadler	Telephone: + 46 8 5626 4000
CFO, Tele2 AB

Dwayne Taylor	Telephone: + 44 20 7321 5038
Lena Krauss	Telephone: + 46 8 5620 0045
Investor enquiries

Visit our web site at www.tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2’s mission is to provide cheap and simple telecom for everyone in Europe. Tele2 always strives to offer the market’s best prices. We have 31 million customers in 23 countries. Tele2 offers fixed and mobile telephony, broadband, data network services, cable TV and content services. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies. Tele2 has been listed on Stockholmsbörsen since 1996. In 2005 we had operating revenue of SEK 50 billion and reported a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: May 10, 2006